MOMENTA PHARMACEUTICALS, INC.	675 WEST KENDALL STREET	T: 617.491.9700 F: 617.621.0431
	CAMBRIDGE, MA 02142	WWW.MOMENTAPHARMA.COM

June 20, 2007

June 20, 2007

VIA EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 6010
Washington, D.C. 20549

Attention:  Amy C. Bruckner

Re:          Momenta Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 15, 2007
File No. 000-50797

Ladies and Gentlemen:

On behalf of Momenta Pharmaceuticals, Inc. (the “Company”), and in connection with the Company’s response to comments contained in a letter dated June 6, 2007 (the “Letter”) from Jim B. Rosenberg of the Staff (the “Staff”) of the Securities and Exchange Commission to Richard P. Shea, Chief Financial Officer of the Company, the Company respectfully advises the Staff that it will provide a response to the above referenced Letter via EDGAR under the form type label CORRESP on Friday, June 22, 2007.

  If you have any questions or comments regarding the foregoing, kindly contact the undersigned at (617) 395-5131.  Thank you for your time and attention.

Sincerely,

/s/ Richard P. Shea

Richard P. Shea

cc:      Securities and Exchange Commission

   Jim B. Rosenberg
   Mary Mast
Wilmer Cutler Pickering Hale and Dorr LLP
   Steven D. Singer
   Tod K. Reichert